SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2008

MAGAL SECURITY SYSTEMS LTD.
(Name of Registrant)

P.O. Box 70, Industrial Zone, Yahud 56100 Israel
(Address of Principal Executive Office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

        This Report on Form 6-K is incorporated by reference into the Registrant’s Form F-3 Registration Statements File Nos. 333-9050 and 333-123265 and Form S-8 Registration Statement File No. 333-06246.

Magal Security Systems Ltd.

6-K Items

1.	Notice of and Proxy Statement for Magal Security Systems Ltd. Annual General Meeting to be held August 20, 2008 mailed July 17, 2008.

2.	Form of Magal Security Systems Ltd. Proxy Card.

ITEM 1

MAGAL SECURITY SYSTEMS LTD.

P.O. Box 70,
Industrial Zone,
Yehud 56100, Israel

NOTICE OF 2008 ANNUAL GENERAL MEETING OF SHAREHOLDERS

To Our Shareholders:

        You are cordially invited to attend the Annual General Meeting of the Shareholders of Magal Security Systems Ltd. to be held on Wednesday, August 20, 2008 at 10:00 a.m., at our offices at 17 Altalef Street, Industrial Zone, Yehud 56100, Israel, for the following purposes:

1.	To reelect six directors for terms expiring at our 2009 Annual General Meeting of Shareholders;

2.	To approve the terms of compensation for certain of our directors;

3.	To approve the terms of compensation of Mr. Jacob Perry, the Chairman of our Board of Directors;

4.	To approve an extension of the exercise period of options granted to Mr. Jacob Even-Ezra, our Director and former Chairman of the Board of Directors;

5.	To approve the grant of a bonus to Mr. Izhar Dekel, our Chief Executive Officer;

6.	To approve an amendment to our Articles of Association providing for the grant of the authority to appoint, dismiss and set the terms of employment of our officers (other than our directors and our Chief Executive Officer) to our Chief Executive Officer;

7.	To approve an amendment to our Articles of Association in order to conform those provisions with respect to directors’ and officers’ liability insurance and indemnification to the requirements of the Israeli Companies Law;

8.	To approve an amendment to our 2003 Israeli Share Option Plan, to extend its term and to increase the number of ordinary shares reserved and authorized for issuance thereunder;

9.	To ratify and approve the reappointment of Kost Forer Gabbay & Kasierer, independent registered public accountants, a member firm of Ernst & Young Global, as our independent registered public accountants for the year ending December 31, 2008 and to authorize our Audit Committee to fix the remuneration of the auditors in accordance with the volume and nature of their services; and

10.	To review and discuss our Consolidated Financial Statements and Auditors’ Report for the year ended December 31, 2007.

        Shareholders of record at the close of business on July 11, 2008 are entitled to notice of and to vote at the Meeting. You can vote by proxy either by mail or in person. If voting by mail, the proxy must be received by our transfer agent or at our registered office in Israel at least forty-eight (48) hours prior to the appointed time of the Meeting to be validly included in the tally of ordinary shares voted at the Annual General Meeting. Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card.

BY ORDER OF THE BOARD OF DIRECTORS JACOB PERRY Chairman of the Board of Directors

Yehud, Israel
July 15, 2008

MAGAL SECURITY SYSTEMS LTD.

P.O. Box 70,
Industrial Zone,
Yehud 56100, Israel

PROXY STATEMENT

2008 ANNUAL GENERAL MEETING OF SHAREHOLDERS

        This statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors of Magal Security Systems Ltd. to be voted at the 2008 Annual General Meeting of Shareholders, or the Meeting, and at any adjournment thereof, pursuant to the accompanying Notice of 2008 Annual General Meeting of Shareholders. The Meeting will be held on Wednesday, August 20, 2008 at 10:00 a.m., at our offices at 17 Altalef Street, Industrial Zone, Yehud 56100, Israel.

        This Proxy Statement, the attached Notice of 2008 Annual General Meeting and the enclosed proxy card are being mailed to shareholders on or about July 16, 2008.

Purpose of the Annual General Meeting

        It is proposed that at the Meeting the following resolutions be adopted (i) to reelect six directors for terms expiring at our 2009Annual General Meeting of Shareholders; (ii) to approve the terms of compensation for certain of our directors; (iii) to approve the terms of compensation of Mr. Jacob Perry, the Chairman of our Board of Directors; (iv) to approve an extension of the exercise period of options granted to Mr. Jacob Even-Ezra, our Director and former Chairman of the Board of Directors; (v) to approve the grant of a bonus to Mr. Izhar Dekel, our Chief Executive Officer; (vi) to approve an amendment to our Articles of Association granting the authority to appoint, dismiss and set the terms of employment of our officers (other than our directors and our Chief Executive Officer) to our Chief Executive Officer; (vii) to approve an amendment to our Articles of Association to conform those provisions with respect to directors’ and officers’ liability insurance and indemnification to the requirements of the Israeli Companies Law; (viii) to approve an amendment to our 2003 Israeli Share Option Plan, to extend its term and to increase the number of ordinary shares reserved and authorized for issuance thereunder; and (ix) to ratify and approve the reappointment of Kost Forer Gabbay & Kasierer, independent registered public accountants, a member firm of Ernst & Young Global, as our independent registered public accountants for the year ending December 31, 2008 and to authorize our Audit Committee to fix the remuneration of the auditors in accordance with the volume and nature of their services. Additionally, our Consolidated Financial Statements and Auditor’s Report for the year ended December 31, 2007 will be presented and discussed.

        We are not aware of any other matters that will come before the Meeting. If any other matters properly come before the Meeting, the persons designated as proxies intend to vote on such matters in accordance with the judgment of the Board of Directors.

Proxy Procedure

        Only holders of record of our ordinary shares, par value of NIS 1.00 per share, as of the close of business on July 11, 2008, are entitled to notice of, and to vote in person or by proxy at the Meeting.

        Shares eligible to be voted and for which a proxy card is properly signed and returned and actually received by our transfer agent or at our registered office in Israel at least forty-eight (48) hours prior to the beginning of the Meeting will be voted as directed. If directions are not given or directions are not in accordance with the options listed on a signed and returned proxy card, such shares will be voted FOR the nominees for directors and FOR each proposal for which the Board of Directors recommends a vote FOR. Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum or voting purposes.

        We will bear the cost of soliciting proxies from our shareholders. Proxies will be solicited by mail and may also be solicited personally or by telephone by our directors, officers and employees. We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the U.S. Securities and Exchange Commission concerning the sending of proxies and proxy material to the beneficial owners of stock.

        You may vote by submitting your proxy with voting instructions by mail if you promptly complete, sign, date and return the accompanying proxy card in the enclosed self-addressed envelope to our transfer agent or to our registered office in Israel at least forty-eight (48) hours prior to the appointed time of the Meeting. You may revoke your proxy at any time prior to the exercise of authority granted in the proxy by giving a written notice of revocation to our Corporate Secretary, by submitting a subsequently dated, validly executed proxy, or by voting in person.

Quorum and Voting

        As of July 11, 2008, the record date for determination of shareholders entitled to vote at the Meeting, there were outstanding 10,396,548 ordinary shares. Each ordinary share entitles the holder to one vote.

        The presence of two shareholders, holding at least one third (1/3) of our issued share capital voting rights, represented in person or by proxy at the Meeting, will constitute a quorum. An affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required to approve each of the proposals, except as otherwise stated in the proposal.

Security Ownership of Certain Beneficial Owners and Management

        The following table sets forth certain information, as of July 11, 2008, pertaining to the beneficial ownership of our ordinary shares by (i) persons known to us to own beneficially five percent or more of our ordinary shares and (ii) all directors and executive officers of the company as a group.

        The information contained herein has been obtained from our records or from information furnished directly by the individual or entity to us.

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Outstanding Ordinary Shares (2)

Nathan Kirsh (3)	2,277,728	21.91%
Diker Management LLC (4)	1,014,425	9.76%
Clough Capital Partners L.P.(5)	696,169	6.7%
Grace & White, Inc.(6)	598,713	5.76%
Prescot Group (7)	539,097	5.19%
All directors and executive officers as a group (15 persons) (8)	3,135,912	9.74%

(1)	Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Ordinary shares relating to options or convertible debenture notes currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 10,396,548 ordinary shares issued and outstanding as of July 11, 2008.

(3)	Includes Mr. Kirsh’s beneficial ownership of 1,485,852 ordinary shares held by Mira Mag Inc. and 445,501 shares held by KI Corporation Limited. The Eurona Foundation holds 100% of Ki Corporation Limited. Ki Corporation Limited holds 100% of the shares of Mira Mag Inc. The Eurona Foundation is a Lichtenstein trust controlled by Nathan Kirsh, who is also the trustee of such entity.

(4)	Based solely upon, and qualified in its entirety with reference to, a Schedule 13G/A filed with the Securities and Exchange Commission on February 12, 2008. The Schedule 13G indicates that as the sole general partner of certain Diker partnerships with respect to stock directly owned by certain Diker funds, or the Diker Funds, Diker GP, has the power to vote and dispose of the shares owned by the Diker Funds and, accordingly, may be deemed the beneficial owner of such shares. Pursuant to investment advisory agreements, Diker Management serves as the investment manager of the Diker Funds. Accordingly, Diker Management may be deemed the beneficial owner of shares held by the Diker Funds. Charles M. Diker and Mark N. Diker are the managing members of each of Diker GP and Diker Management, and in that capacity direct their operations. Therefore, Charles M. Diker and Mark N. Diker may be deemed the beneficial owners of shares beneficially owned by Diker GP and Diker Management. The foregoing reporting persons disclaim all beneficial ownership, however, as affiliates of a registered investment adviser, and in any case disclaim beneficial ownership except to the extent of their pecuniary interest in the shares.

(5)	Based solely upon, and qualified in its entirety with reference to, a Schedule 13G/A filed with the Securities and Exchange Commission on February 11, 2008. The Schedule 13G/A indicates that the shares include shares beneficially owned by investment companies, pooled investment vehicles and other accounts for which Clough Capital Partners L.P. serves as investment adviser. Such shares may be deemed beneficially owner by (a) Clough Capital Partners L.P., (b) Clough Capital Partners LLC, the general partner of Clough Capital Partners L.P., and (c) Messrs. Clough, Canty and Brock, the managing members of Clough Capital Partners LLC. Each such reporting person disclaims beneficial ownership of such shares except to the extent of its respective pecuniary interest therein.

(6)	Based solely upon, and qualified in its entirety with reference to, a Schedule 13G filed with the Securities and Exchange Commission on February 4, 2008.

(7)	Based solely upon, and qualified in its entirety with reference to, a Schedule 13G filed with the Securities and Exchange Commission on February 14, 2008. The Prescott Group includes Prescott Group Capital Management, L.L.C. (“Prescott Capital”), Prescott Group Aggressive Small Cap, L.P. (“Prescott Small Cap”), Prescott Group Aggressive Small Cap II, L.P. (“Prescott Small Cap II” and together with Prescott Small Cap, the “Small Cap Funds”), and Mr. Phil Frohlich.

(8)	Includes 143,200 ordinary shares subject to currently exercisable stock options.

I. ELECTION OF DIRECTORS
(Item 1 on the Proxy Card)

        Our Articles of Association provide for a board of directors consisting of no less than three and no more than eleven members, as may be determined from time to time at a general meeting of our shareholders. At this time, management is recommending six nominees for election as directors. It is intended that proxies (other than those directing the proxy holders not to vote for the listed nominees or for certain of them) will be voted for the election of the six nominees for election as directors named in the following table. Messrs. Perry, Dekel, Even-Ezra, Kirsh, Livne and Nuss currently serve as our directors. In addition, we have two outside directors currently serving three-year terms, Mr. Shaul Kobrinsky and Mrs. Anat Winner.

        Each director, other than the outside directors, will hold office until the next Annual General Meeting and until such director’s successor will have duly taken office, unless such director’s office is earlier vacated under any relevant provisions of our Articles of Association or pursuant to the requirements of applicable law. All the members of our Board of Directors (other than outside directors) may be reelected upon completion of their term of office.

        In the event any of the nominees should be unable to serve, the proxies will be voted for the election of such other person or persons as will be determined by the persons named in the proxy in accordance with their best judgment. We are not aware of any reason why any one of the nominees, if elected, would be unable to serve as a director.

        Under the Companies Law and our Articles of Association, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting in person or by proxy and entitled to vote and voting thereon will be necessary for the election as directors of Messrs. Perry, Dekel, Even-Ezra, Kirsh, Livne and Nuss.

        The following information is supplied with respect to each person nominated and recommended to be elected by our Board of Directors and is based upon our records and information furnished to us by the nominees. Reference is made to “Security Ownership of Certain Beneficial Owners and Management” for information pertaining to share ownership by the nominees.

Nominees for Director

Name	Age	Position with the Company

Jacob Perry	64.	Chairman of the Board
Izhar Dekel	56.	Chief Executive Officer, President and Director
Jacob Even-Ezra	77.	Director
Nathan Kirsh	76.	Director
Zeev Livne	63.	Director
Jacob Nuss	60.	Director

        Jacob Perry has served as Chairman of our Board since January 2008, as deputy chairman of the board since 2006, and as a director since December 2002. From 1995 to December 2002, Mr. Perry was President and CEO of Cellcom Israel Ltd., Israel’s largest cellular phone operator. Mr. Perry served 29 years with the Israeli General Security Service, and served as its chief from 1988 until 1995. Mr. Perry has also served as a coordinator to the Israeli Prime Minister on the subject of prisoners of war and missing persons. He was a board member of El-Al Israel Airlines and a member of the management of many public organizations. Mr. Perry is also a chairman of the board of directors of various companies, including Mizrahi Tefahot Bank, Pinpoint Advanced Corp., Inc., a blank check company traded in the U.S., and Keren Mor, a real estate fund. Mr. Perry serves as a director of Tamarind Technologies and New Kopel, Israel’s largest vehicle and car service group. Mr. Perry holds an A.M.P. from Harvard Business School and a B.A. in Oriental Studies and History of the Jewish People from Tel-Aviv University.

        Izhar Dekel has served as as our chief executive officer since 2006, as our president since 1990, and as a director since 1993. Mr. Dekel served as our finance manager from 1984 to 1990. Mr. Dekel holds an M.B.A. and a B.A. in Economics and International Relations from the Hebrew University of Jerusalem.

        Jacob Even-Ezra has served as a director since 1984. From 1984 until December 2007, Mr. Even-Ezra served as the chairman of our board. From 1984 until 2006, he also served as our chief executive officer, and from 1987 until 1990 he served as our president as well. He is currently a member of the Executive Council and the Management Committee of Tel-Aviv University. From 1985 to 1988, Mr. Even-Ezra was also chairman of the Israel Export Institute. Mr. Even-Ezra holds a B.Sc. in Electrical Engineering from the Technion.

        Nathan Kirsh has served as a director since 1984. Mr. Kirsh is an independent investor. Mr. Kirsh serves as one of the trustees of the Eurona Foundation, the beneficial owner of 100% of the ordinary shares of our company that are held by Mira Mag Inc. Mr. Kirsh holds a B.S. in Commerce from the University of Witwatersrand, Johannesburg.

        Zeev Livne has served as a director since July 2004. Mr. Livne has served as the chairman of Livne Strategic Consultants Ltd. since 2001. Mr. Livne served 39 years with the Israel Defense Forces, or IDF, until 2001. During his long military career with the IDF, Mr. Livne served as the Defense Attaché to the U.S. and Canada from 1997 to 2001, Military Secretary to the Prime Minister of Israel from 1996 to 1997 and Ground Force Commander from 1994 to 1996. From 1992 to 1994 Mr. Livne established the IDF Home Front Command and served as its first Commander. Mr. Livne serves on the board of directors of “PAZKAR,” a private Israeli company. Mr. Livne holds a B.A. in History from the Tel Aviv University and an M.A. in Geography from the University of Haifa.

        Jacob Nuss has served as a director since 1993. Mr. Nuss currently serves as the vice president – internal auditing of IAI, and served as IAI’s deputy vice president – internal auditing from 1999 to 2003. From 1993 to 1999, Mr. Nuss served as the director of finance of IAI’s electronics group. From 1991 to 1993, Mr. Nuss served as assistant to the chairman of the board of IAI. Mr. Nuss has served in various financial management capacities at IAI since 1975. Mr. Nuss holds an M.B.A. in Business from the Tel Aviv University and a B.A. in Economics and Business Management from Bar Ilan University. Mr. Nuss holds a certificate in internal auditing.

        Mr. Even-Ezra is Mr. Dekel’s father-in-law. Other than the relationship between Mr. Dekel and Mr. Even-Ezra, there are no family relationships among our directors.

        The Board of Directors recommends a vote FOR the election of all the above nominees.

Outside Directors

        The Israeli Companies Law requires Israeli companies with shares that have been offered to the public in or outside of Israel to appoint at least two outside directors. Outside directors must be Israeli residents who are qualified to be appointed as directors, unless the company’s shares have been offered to the public outside of Israel or have been listed on a stock exchange outside of Israel. The Israeli Companies Law provides that a person may not be appointed as an outside director if the person, or the person’s relative, partner, employer or an entity under that person’s control, has or had during the two years preceding the date of appointment any affiliation with the company, or any entity controlling, controlled by or under common control with the company. The term “relative” means a spouse, sibling, parent, grandparent, child or child of spouse or spouse of any of the above. The term “affiliation” includes an employment relationship, a business or professional relationship maintained on a regular basis, control and service as an office holder, excluding service as an outside director of a company that is offering its shares to the public for the first time.

        In addition, no person may serve as an outside director if the person’s position or other activities create, or may create, a conflict of interest with the person’s responsibilities as director or may otherwise interfere with the person’s ability to serve as director. If, at the time an outside director is appointed, all current members of the board of directors are of the same gender, then that outside director must be of the other gender. A director of one company may not be appointed as an outside director of another company if a director of the other company is acting as an outside director of the first company at such time.

        At least one of the outside directors elected must have “accounting and financial expertise” and any other outside director must have “accounting and financial expertise” or “professional qualification,” as such terms are defined by regulations promulgated under the Israeli Companies Law. However, Israeli companies listed on certain stock exchanges outside Israel, including The NASDAQ Global Market, are not required to appoint an outside director with “accounting and financial expertise” if a director with accounting and financial expertise who qualifies as an independent director for purposes of audit committee membership under the laws of the foreign country in which the stock exchange is located serves on its board of directors. All of the outside directors of such a company must have “professional qualification.”

        The outside directors are elected by shareholders at a general meeting. The shareholders voting in favor of their election must include at least one-third of the shares of the non-controlling shareholders of the company who voted on the matter. This minority approval requirement need not be met if the total shareholdings of those non-controlling shareholders who vote against their election represent 1% or less of all of the voting rights in the company.

        In general, outside directors serve for a three-year term and may be reelected to one additional three-year term. However, Israeli companies listed on certain stock exchanges outside Israel, including The NASDAQ Global Market, may appoint an outside director for additional terms of not more than three years subject to certain conditions. Such conditions include the determination by the audit committee and board of directors, that in view of the director’s professional expertise and special contribution to the company’s board of directors and its committees, the appointment of the outside director for an additional term is in the best interest of the company. Outside directors can be removed from office only by the same special percentage of shareholders that can elect them, or by a court, and then only if the outside directors cease to meet the statutory qualifications with respect to their appointment or if they violate their duty of loyalty to the company.

        Any committee of the board of directors that is authorized to exercise powers vested in the board of directors must include at least one outside director and the audit committee must include all the outside directors. All outside directors are members of the audit committee of our company. An outside director is entitled to compensation as provided in regulations adopted under the Israeli Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with such service.

        In general, NASDAQ Marketplace Rules require that the board of directors of a NASDAQ-listed company have a majority of independent directors and its audit committee must have at least three members and be comprised only of independent directors, each of whom satisfies the respective “independence” requirements of NASDAQ and the Securities and Exchange Commission. However, foreign private issuers, such as our company, may follow certain home country corporate governance practices instead of certain requirements of the NASDAQ Marketplace Rules. On June 27, 2006, we provided NASDAQ with a notice of non-compliance with respect to the requirement to maintain a majority of independent directors, as defined under NASDAQ Marketplace Rules. Instead, we follow Israeli law and practice which requires that we appoint at least two outside directors, within the meaning of the Israeli Companies Law, to our board of directors. In addition, in accordance with the rules of the Securities and Exchange Commission and NASDAQ, we have the mandated three independent directors, as defined by the rules of the Securities and Exchange Commission and NASDAQ, on our audit committee.

        Our Board of Directors has determined that Mrs. Winner and Mr. Kobrinsky qualify both as independent directors under the requirements of the Securities and Exchange Commission and NASDAQ and as outside directors under the requirements of the Israeli Companies Law. Our Board of Directors has further determined that Messrs. Nuss and Livne qualify as independent directors under the requirements of the Securities and Exchange Commission and NASDAQ requirements.

Audit Committee

        Our audit committee, which was established in accordance with Section 114 of the Israeli Companies Law and Section 3(a)(58)(A) of the Securities Exchange Act of 1934, assists our board of directors in overseeing the accounting and financial reporting processes of our company and audits of our financial statements, including the integrity of our financial statements, compliance with legal and regulatory requirements, our independent public accountants’ qualifications and independence, the performance of our internal audit function and independent public accountants, finding any defects in the business management of our company for which purpose the audit committee may consult with our independent auditors and internal auditor, proposing to the board of directors ways to correct such defects, and such other duties as may be directed by our board of directors.

        The responsibilities of the audit committee also include approving related-party transactions as required by law. Under Israeli law an audit committee may not approve an action or a transaction with a controlling shareholder, or with an office holder, unless at the time of approval two outside directors are serving as members of the audit committee and at least one of the outside directors was present at the meeting in which an approval was granted.

        Our audit committee consists of three board members who satisfy the respective “independence” requirements of the Securities and Exchange Commission, NASDAQ and Israeli Law for audit committee members. Our audit committee is currently composed of Mrs. Anat Winner and Messrs. Shaul Kobrinsky and Jacob Nuss. Our Board of Directors has determined that Mrs. Anat Winner has “financial expertise” within the meaning of the Israeli Companies Law. The audit committee meets at least once each quarter. Our audit committee charter is available on our website at www.magal-ssl.com.

Investment Committee

        Our Board has appointed an investment committee composed of Mr. Kobrinsky and Ms. Winner, and authorized it to make decisions in connection with the investment of our cash, including hedging transactions.

Internal Auditor

        Under the Israeli Companies Law, the board of directors of a public company must appoint an internal auditor nominated by the audit committee. The role of the internal auditor is to examine whether the company’s actions comply with the law, integrity and orderly business procedure. Under the Israeli Companies Law, the internal auditor may not be an interested party, an office holder, or an affiliate, or a relative of an interested party, office holder or affiliate, nor may the internal auditor be the company’s independent accountant or its representative. Mr. Daniel Spira, CPA (Isr.) is our internal auditor.

Shareholder Communications with the Board of Directors

        Our shareholders may communicate with the members of our Board of Directors by writing directly to the Board of Directors or specified individual directors to the attention of:

Corporate Secretary Magal Security Systems Ltd. P.O. Box 70, Industrial Zone, Yehud 56100, Israel

        Our Corporate Secretary will deliver any shareholder communications to the specified individual director, if so addressed, or to one of our directors who can address the matter.

Executive Compensation

        During the fiscal year ended December 31, 2007, we paid aggregate compensation to all of our officers and directors as a group (consisting then of 16 persons) of approximately $1.8 million. In addition, we provided automobiles to our executive officers at our expense. We maintain two key-man life insurance policies for Izhar Dekel AND are the beneficiary of one of these policies and certain of Mr. Dekel’s family members are the beneficiaries of the other policy. We bear the cost of these two insurance policies.

        During the year ended December 31, 2007 and until March 6, 2008, our outside directors and our independent directors (directors who are not employees of our company or officers or employees of any entity that beneficially owns 5% or more of our ordinary shares), received an annual fee of $5,600 and an additional fee of $300 for each board or committee meeting that they attend. Effective as of March 6, 2008 our audit committee and board of directors approved an increase of the annual fees payable to our outside and independent directors, to NIS 59,100 (approximately $17,900) and an additional fee of NIS 2,000 (approximately $600) for each board or committee meeting that they attend. The outside directors compensation was approved without shareholder approval in accordance with the Companies Regulations (Rules for Compensation and Expenses of Outside Director) 5760-2000, promulgated under the Israeli Companies Law. The independent directors compensation was approved without shareholder approval in accordance with the Companies Regulations (Relief from Related Party Transactions) 5760-2000, promulgated under the Israeli Companies Law. In the event that within 14 days from the date of the disclosure of the resolution of the audit committee and the board of directors to increase the independent directors compensation, shareholders holding at least 1% of our voting rights will so request, this resolution will be subject to the approval of the general meeting of the shareholders of our company.

        We follow Israeli law and practice, instead of the NASDAQ Marketplace requirements, regarding the compensation of our chief executive officer and other executive officers. Under the Israeli Companies Law, arrangements as to compensation of office holders who are not directors require approval by the board of directors, provided that they are not deemed extraordinary transactions. Any compensation arrangement with an office holder who is not a director that is deemed an extraordinary transaction, the exemption of such office holder from liability, the insurance of such office holder and the indemnification of such office holder, or an undertaking to indemnify such office holder, require both board of directors and audit committee approval. The compensation, exemption, indemnification and insurance of office holders who are directors must be approved by our audit committee, board of directors and shareholders. If the office holder is a controlling shareholder or a relative of a controlling shareholder, any extraordinary transaction, compensation, exemption, indemnification and insurance of the office holder must be approved by our audit committee, board of directors and shareholders, supported by the vote of at least one-third of the shares of the non-controlling shareholders voting on the matter, or provided that the total number of shares held by non-controlling shareholders that voted against the proposal did not exceed one percent of all of the voting rights in the company.

        An outside director is entitled to compensation as provided in regulations promulgated under the Israeli Companies Law and is otherwise precluded from receiving any other compensation, directly or indirectly, in connection with such service.

        During 2007, we granted 100,000 options to certain of our directors and executive officers. During 2006, we did not grant any options to our directors or executive officers. During 2005, we granted options for the purchase of total of 62,300 ordinary shares to certain of our directors and executive officers. As of July 11, 2008,our directors and executive officers, as a group, held options to purchase 273,200 of our ordinary shares at a weighted average exercise price of $7.94 per share. Out of such options 94,500 options expire in January 2009, 48,700 options expire in December 2010, 100,000 options expire in August 2012 and 30,000 options expire in January 2015.

        We have no service contracts with any of our directors that provide for benefits upon termination of employment. However, we do have employment agreements with certain of our directors in connection with their service as employees and we have entered into a retirement agrement with Mr. Even-Ezra, (see below).

Stock Option Plan

        On October 27, 2003, our board of directors approved our 2003 Israeli Share Option Plan (“the 2003 Plan”) which was approved by our shareholders in July 2004. The Board elected to allot the options to comply with Israel’s capital gain tax treatment requirements.

        Under the 2003 Plan, stock options may be periodically granted to our employees, directors, officers and consultants, in accordance with the decision of our board of directors. Our board of directors has the authority to determine the number of options, if any, which will be granted to each of the recipients, the dates of the grant of such options, the date of their exercise as well as their rate of conversion into shares in respect of each stock option, and the purchase price thereof. Subject to shareholder approval, the 2003 Plan will be effective for ten years and will terminate in October 2013.

        Under the 2003 Plan, no option may be exercised before the second anniversary of the date on which it was granted, and each option expires on or before the fifth anniversary of the date on which it was granted. Pursuant to the 2003 Plan, any options that are cancelled or not exercised within the option period will become available for future grants.

        Pursuant to the provisions of the 2003 Plan, if we issue a stock dividend, the number of shares purchasable by any grantee upon the exercise of options that were granted prior to the issuance of the stock dividend will be correspondingly increased.

        As of December 31, 2007, options to purchase 403,500 shares were outstanding and additional options to purchase 215,075 shares were available for grant.

        Grants of stock options under the 2003 Plan are accounted for by us over the exercise periods thereof as a compensation expense with a corresponding credit to our contributed capital. Ordinary shares subject to options under the 2003 Plan are valued for this purpose at their market value at the time the options are granted.

Related Party Transactions

        On April 19, 2005 Mr. Kirsh, a trustee of the Eurona Foundation, Mira Mag Inc.‘s controlling shareholder, and Mr. Even-Ezra participated in the follow-on offering of our ordinary shares and purchased 346,375 and 78,625 ordinary shares, respectively, at a purchase price of $9.92 per ordinary share, the closing price of our ordinary shares on the date of the offering.

        We entered into a retirement agreement with Mr. Jacob Even-Ezra in January 2008, based on the terms that were approved by our shareholders in August 2007. Pursuant to the retirement agreement, Mr. Even- Ezra has undertaken not to compete with our company for a period of three years following his retirement on January 1, 2008. In consideration we agreed to pay Mr. Even-Ezra $360,000. In addition, in gratitude for his long and outstanding efforts to further our business and interests, we agreed to provide to Mr. Even-Ezra with certain benefits and services, the value thereof presently estimated to be $50,000 per year, for the rest of his life. As of December 31, 2007, the actuarial value of these perquisites is estimated by approximately $544,000.

        The chairman of our board of directors, Mr. Jacob Perry is also the chairman of the board of directors of Mizrahi Tefahot Bank B.M. We have maintained a credit line with Mizrahi Tefahot Bank B.M. of approximately $3 million since July 2006. Our board of directors determined that our entering into this credit agrement was a transaction in the ordinary cause of business, that was made on an arms’-length basis and was in the best interest of our company.

        Sales to a Principal Shareholder

        Our former U.S. subsidiary, Smart Interactive Systems, Inc., provided certain video monitoring services to companies controlled by Mr. Kirsh. The terms of the contracts with these companies were negotiated on an arms’-length basis and the terms of such contracts were no more favorable to these companies than those it could have obtained from an unaffiliated third party. Our sales to these companies during the years ended December 31, 2005, 2006 and 2007 were $671,000, $765,000 and $781,000 respectively. In December 2007, we disposed of our U.S. based video monitoring business.

        Employment Agreements

        We entered into a retirement agreement with Mr. Jacob Even-Ezra, who retired from his position as the chairman of our Board of Directors as of January 1, 2008, based on the terms that were approved by our shareholders in August 2007. Pursuant to the retirement agreement, Mr. Even- Ezra has undertaken not to compete with our company for a period of three years following his retirement. In consideration we agreed to pay Mr. Even-Ezra $360,000. In addition, and as gratitude for his long and outstanding efforts in furthering our business and interests, we agreed to provide him with certain benefits and services, the value thereof are presently estimated to be $50,000 per year, for the rest of his life. As of December 31, 2007, the actuarial value of these perquisites is estimated by approximately $544,000.

        We entered into an employment agreement with Izhar Dekel, effective January 1993. This agreement contain certain non-competition and confidentiality provisions. In addition, this agreement establishes a base salary and a package of benefits with an aggregate value of approximately 20% of the base salary, as well as a car and a possible bonus. In December 2000, our board of directors extended the term of Mr. Dekel’s employment until such time as it is terminated by us or by Mr. Dekel pursuant to the terms of the agreement. Under the Israeli Companies Law, the terms of employment of Mr. Dekel, who is also a member of our board of directors requires shareholders’ approval. Our shareholders approved Mr. Dekel’s terms of employment in July 2004 and August 2007.

        Mr. Jacob Perry served as deputy chairman of our board of directors since September 6, 2006. Our audit committee, board of directors and shareholders approved the payment to Mr. Perry, in addition to the directors’ fees, of an additional compensation for his services as deputy chairman, of NIS 25,000 per month (approximately $7,500), payable as of the date of his appointment as deputy chairman. Since January 1, 2008, Mr. Perry has served as the chairman of our board of directors. Our audit committee and board of directors approved, subject to shareholder approval, to enter into an agreement with Mr. Perry pursuant to which Mr. Perry will be entitled to receive a monthly fee of NIS 50,000, (approximately $15,000), customary social benefits and an annual bonus based on our performance. In addition, Mr. Perry will be entitled to receive, subject to shareholder approval, options to purchase 300,000 ordinary shares of our company. Such options will vest over a four year period.

II. COMPENSATION AND TERMS OF EMPLOYMENT FOR CERTAIN OF OUR DIRECTORS
(Item 2 on the Proxy Card)

        Under the Israeli Companies Law, the terms of compensation of a director of a public company must be approved by the audit committee, board of directors and general meeting of shareholders, in that order.

        Messrs. Even Ezra, Nuss and Livne have served as directors since 1984, 1993, and 2004, respectively.

        Mr. Even Ezra retired from his position as our Chairman of the Board of Directors on December 31, 2007 and is entitled to receive compensation as a director as of January 1, 2008. Our Audit Committee and Board of Directors have resolved, subject to shareholders approval, to compensate Mr. Even Ezra for his services as our director for the period from January 1, 2008 until March 5, 2008, by paying him an annual fee of $8,000, (on a pro rata basis), and a per meeting attendance fee of $300, and for the period from March 6, 2008 an annual fee of NIS 59,100 (approximately $17,500), (on a pro rata basis), and a per meeting attendance fee of NIS 2,000 (approximately $600), subject to shareholder approval.

        Our Audit Committee and Board of Directors have also resolved to pay Messrs. Nuss and Livne will receive for their service as directors an annual fee of NIS 59,100 (approximately $17,500) and a per meeting attendance fee of NIS 2,000 (approximately $600), subject to shareholder approval.

“RESOLVED, that the decision of the Audit Committee and our Board of Directors to: (i) compensate Mr. Even Ezra for his services as a director during the period from January 1, 2008 until March 5, 2008 by paying him an annual fee of $8,000 (on a pro rata basis), and a per meeting attendance fee of $300 and for the period from March 6, 2008 an annual fee of NIS 59,100 (approximately $17,900), (on a pro rata bais), and a per meeting attendance fee of NIS 2,000 (approximately $600) for each board or committee meeting that he attended is herby affirmed, and (ii) to pay Messrs. Nuss and Livne an annual fee of NIS 59,100 (approximately $17,900) and a per meeting attendance fee of NIS 2,000 (approximately $600), is hereby ratified.”

        The Board of Directors recommends a vote FOR the foregoing resolution.

III. APPROVAL OF THE TERMS OF COMPENSATION OF MR. JACOB PERRY, THE CHAIRMAN OF
OUR BOARD OF DIRECTORS
(Item 3 on the Proxy Card)

        Under the Israeli Companies Law, the terms of compensation of a director of a public company must be approved by the audit committee, board of directors and general meeting of shareholders, in that order.

        Mr. Jacob Perry has served as Chairman of the Board since January 1, 2008, as a director since December 2002 and as Deputy Chairman of the Board since September 6, 2006.

        Subject to shareholders approval, we intend to enter into an employment agreement with Mr. Perry, in connection with his services as the Chairman of our Board of Directors. Pursuant to the terms of the proposed employment agreement, Mr. Perry will agree to serve as the Chairman of our Board of Directors on a part time basis and will undertake to devote 50%-60% of his business time and attention to the development of our business. Mr. Perry’s employment as the Chairman of our Board of Directors is for an unlimited period, however each party may terminate the agreement without cause by giving 90 days’ notice to the other party. Mr. Perry will be entitled to receive, as compensation for his services as Chairman of our Board of Directors, as of January 1, 2008, a monthly fee of NIS 50,000 (approximatley $14,700), effective as of the date of his appointment as Chairman of our Board of Directors. Such compensation will be linked to the Israeli Consumers Price Index and will be adjusted every six months. In addition, in the event that our annual income before taxes excluding any and all bonuses paid to all other employees including our Chief Executive Officer, and excluding any non-recurring capital gain or loss, will be higher than the amount of $3,000,000, or the Base Amount, we will pay Mr. Perry an annual bonus that will be equal to 5% of our company’s annual income before taxes, but in any event not more than $500,000 per year.

        On January 1, 2009, and at January 1 of each year thereafter, the Base Amount will be increased by 10% per year. Mr. Perry will also be entitled to receive all customary social benefits such as managers insurance and education fund, such amount will be paid to him or to third parties for his benefit.

        Pursuant to the proposed agreement and subject to the receipt of the shareholders’ approval, Mr. Perry will also be entitled to receive 300,000 option to purchase Ordinary Shares of our company at an exercise price that will be equal to the closing price of the our Ordinary Shares on the Nasdaq Global Market at the date of this Meeting, in accordance with the following vesting schedule: 100,000 options will vest at the second anniversary of the Meeting, 100,000 options will vest at the third anniversary of the Meeting and 100,000 options will vest at the fourth anniversary of the Meeting. Each tranch granted will expire three (3) years after the applicable vesting date thereof. The Options will be subject to the terms and conditions of our approved 2003 Plan pursuant to Section 102 of the Income Tax Ordinance.

        Our Audit Committee and Board of Directors have resolved, after considering the scope of Mr. Perry’s duties, the compensation paid to our other senior officers as well as compensation paid to other senior office holders in Israel, that this employment agreement is in the best interest of our Company, and accordingly approved its terms subject to shareholder approval.

        It is therefore proposed that at the Meeting our shareholders adopt the following resolution:

“RESOLVED, that the decision of the Audit Committee and our Board of Directors to approve the terms of the employment agreement with Mr. Perry as our Chairman of the Board of Directors, is hereby ratified and approved.”

        The Board of Directors recommends a vote FOR the foregoing resolution.

IV. APPROVAL OF AN EXTENSION OF THE EXERCISE PERIOD OF OPTIONS GRANTED TO MR.
JACOB EVEN- EZRA, THE FORMER CHAIRMAN OF OUR BOARD OF DIRECTORS
(Item 4 on the Proxy Card)

        Under the Israeli Companies Law, the terms of compensation of a director of a public company must be approved by the audit committee, board of directors and general meeting of shareholders, in that order.

        Mr. Jacob Even-Ezra served as the Chairman of our Board of Directors since 1984. Mr. Even-Ezra retired from his position as Chairman of our Board on December 31, 2008. Mr. Even-Ezra continues to serve as one of our directors. During his service with our company, we granted Mr. Even Ezra, with the approval of our shareholders, options to purchase 52,500 ordinary shares of our Company at an exercise price of $7.66 per share, and all of such options are already vested. Pursuant to our 2003 Plan, all vested options expire 90 days following the date of termination of his employment. Our Audit Committee and Board of Directors have resolved that in light of Mr. Even Ezra long and devoted services to our company to approve the extension of the exercise period of such options until January 28, 2009.

        It is therefore proposed that at the Meeting our shareholders adopt the following resolution:

“RESOLVED, that the decision of the Audit Committee and our Board of Directors to extend the exercise period of the options to purchase 52,500 Ordinary Shares granted to Mr. Jacob Even-Ezra until January 28, 2009, is hereby ratified and approved.”

        The Board of Directors recommends a vote FOR the foregoing resolution.

V. GRANT OF A BONUS TO OUR CHIEF EXECUTIVE OFFICER
(Item 5 on the Proxy Card)

        Under the Israeli Companies Law, the terms of compensation of a director of a public company must be approved by the audit committee, board of directors and general meeting of shareholders, in that order.

        Mr. Dekel has served as our President since 1990 and as a director since 1993. Mr. Dekel was appointed as our Chief Executive Officer on September 6, 2006.

        Under Mr. Dekel’s employment agreement, as approved by our Adit Committee, Board of Directors and shareholders, Mr. Dekel is entitled to receive an annual bonus pursuant to an agreed upon formula, specified in his employment agreement. Our Audit Committee and Board of Directors have resolved, subject to shareholder approval, that in light of Mr. Dekel special efforts and contribution to the development of our business during the year ended Decmber 31, 2007, to pay Mr. Dekel a bonus equal to five months of his base salary, in lieu of the bonus specified in his employment agreement. It is therefore proposed that at the Meeting, our shareholders adopt the following resolution:

“RESOLVED, that the decision of the Audit Committee and our Board of Directors to approve the payment of five months base salary as a bonus to our Chief Executive Officer, in lieu of the bonus specified in his employment agreement, is hereby ratified.”

        The Board of Directors recommends a vote FOR the foregoing resolution.

VI. AMENDMENT OF OUR ARTICLES OF ASSOCIATION GRANTING THE AUTHORITY TO
APPOINT, DISMISS AND SET THE TERMS OF EMPLOYMENT OF OUR OFFICERS (OTHER THAN
OUR DIRECTORS AND OUR CHIEF EXECUTIVE OFFICER) TO OUR CHIEF EXECUTIVE OFFICER
(Item 6 on the Proxy Card)

        Articles 76, 77 and 79 of our Articles of Association provide that the appointment removal and terms of employment of all executive officers and fix their remuneration.

        The Israeli Companies Law provides that in a public company the chief executive officer is authorized to appoint and remove the company’s executive officers (other than the directors and chief executive officer) and is also authorized to fix their remuneration within the budgetary boundaries determined by the Board of Directors from time to time. The provisions of the Israeli Law are in accordance with the common and customary business practice in Israel and enable smooth and efficient management of a company’s business and operations.

        It is therefore proposed to adjust the Articles of Association to the requirement of the Israeli Companies Law and to resolve as follows:

“RESOLVED, that Article 76 will be replaced by a new Article that provides as follows:

“76. The Chief Executive Officer may from time to time appoint one or more persons as executive officers (other than the directors and chief executive officer) of the Company whether for a fixed term or without any limitation of time and the Chief Executive Officer may remove or discharge the executive officers from their office and appoint another or others in their place.”

RESOLVED, further, that Article 77 will be replaced by a new Article that provides as follows:

“77. The Board of Directors may from time to time appoint the chief executive officer, the general manager or the president of the Company whether for a fixed term or without any limitation of time and the Board of Directors may remove or discharge the chief executive officer, general manager or president from their office and appoint another or others in their place. The terms of employment of the chief executive officer, president or general manager will be determined by the Board of Directors.”

RESOLVED, further, that Article 79 will be replaced by a new Article that provides as follows:

“79. Subject to the provisions of Article 77, the remuneration and terms of employment of all executive officers and other employees of the Company will be determined by the chief executive officer of the Company.”

        The affirmative vote of the holders of 75% of the ordinary shares represented at the Meeting in person or by proxy and entitled to vote will be necessary to approve the the amendment of the the Articles of Association as detailed above.

        The Board of Directors recommends a vote FOR the foregoing resolution.

VII. AMENDMENT OF OUR ARTICLES OF ASSOCIATION TO CONFORM THOSE PROVISIONS
WITH RESPECT TO DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE AND
INDEMNIFICATION TO THE REQUIREMENTS OF THE ISRAELI COMPANIES LAW
(Item 7 on the Proxy Card)

        Pursuant to the Israeli Companies Law, a company may, if permitted by its articles of association, enter into a contract for the purchase of insurance covering the liability of any of its office holders with respect to an act performed by the office holder in his or her capacity as an office holder, for (a) a breach of his or her duty of care to the company or to another person; (b) a breach of his or her duty of loyalty to the company, provided that the office holder acted in good faith and had reasonable cause to assume that his or her act would not prejudice the company’s interests; or (c) a financial liability imposed upon him or her in favor of another person. Our Articles of Association allow us to insure our office holders to the fullest extent provided by the Israeli Companies Law.

        The Israeli Companies Law provides that a company may not enter into an insurance contract that would provide coverage for any monetary liability incurred as a result of any of the following: (a) a breach by the office holder of his or her duty of loyalty unless, the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company; (b) a breach by the office holder of his or her duty of care if such breach was committed intentionally or recklessly, unless the breach was committed only negligently; (c) any act or omission done with the intent to unlawfully yield a personal benefit; or (d) any fine or monetary settlement imposed on the office holder.

        Under the Israeli Companies Law, the purchase of insurance coverage for office holders requires the approval of the audit committee and board of directors, and if such office holder is also a director, also the shareholders, in that order. Our Articles of Association do not follow the amended requirements of the Israeli Companies Law.

        Our Board of Directors believes that the proposed change to our Articles of Association is required in order to refelcet more acuratley the terms of the Israeli Companies Law, and will enable us to attract and retain outstanding officers and directors.

        It is therefore proposed to adjust the Articles of Association to the requirement of the Israeli Companies Law and to resolve as follows:

“RESOLVED to replace Article 110 of our Articles of Association by the following Article:

“110. (1) Subject to the provisions of the Companies Law, 5759-1999 (the “Companies Law”), the Company may enter into an agreement to insure an Office Holder (as such term is defined in the Companies Law) for any liability that may be imposed on such Office Holder in connection with an act performed by such Office Holder by virtue of his or her office, with respect to each of the following:

(a) breach of the duty of care of the Office Holder towards the Company or towards another person;

(b) breach of the fiduciary duty against the Company, provided that the Office Holder acted in good faith and had reasonable cause to assume that his or her act would not prejudice our interests; or

(c) a financial liability imposed upon the office holder in favor of another person.

(2) Subject to the provisions of the Companies Law, the Company may indemnify an Officer Holder of the Company retrospectively, or may also undertake in advance to indemnify an Office Holder of the Company, provided the undertaking is limited to events of a kind which the Board believes can be anticipated at the time of such undertaking in light of the Company’s actual activities, and in an amount or criteria that the Board determines is reasonable under the circumstance, and provided further that such events, amounts and criteria will be specified in such undertaking.

(3) The Company may, to the extent permitted by the Israeli Companies Law, release an Office Holder of the Company, in advance, from his or her liability, in whole or in part, for damages resulting from the breach of his or her duty of care towards the Company.”

        The affirmative vote of the holders of 75% of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required for shareholder approval of the foregoing resolution.

        The Board of Directors recommends a vote FOR the foregoing resolution.

VIII. PROPOSAL TO AMEND OUR 2003 PLAN TO EXTEND ITS TERM AND TO INCREASE THE
NUMBER OF ORDINARY SHARES RESERVED AND AUTHORIZED FOR ISSUANCE THEREUNDER
(Item 8 on the Proxy Card)

        Our 2003 Plan, was adopted by our Board of Directors on October 2003 and approved by our shareholders on our Annual General Meeting held on July 2004. The 2003 Plan will terminate in 2013. As of July 14, 2008 options to purchase 433,500 Ordinary Shares were outstanding and additional options to purchase 185,075 Ordinary Shares were available for grant. Under the terms of our 2003 Plan no options may have an exercise date later than October 2013. Our Board has resolved that it is in the best interest of our Company to extend, subject to shareholders approval, the term of our 2003 Plan until October 2018 and to increase the number of options available for future grant under the 2003 Plan by an additional 1,000,000 Ordinary Shares.

        Our Board of Directors believes that the amendment of the 2003 Plan will enable us to attract and retain outstanding officers and directors.

        It is therefore proposed that at the Meeting our shareholders adopt the following resolution:

“RESOLVED that the resolution of our Board of Directors to extend the term of our 2003 Israeli Share Option Plan and to increase the number of options available for distribution under the plan by an additional 1,000,000 Ordinary Shares is hereby approved. “

        The Board of Directors recommends a vote FOR the foregoing resolution.

IX. APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS
(Item 9 on the Proxy Card)

        Our Board of Directors first appointed Kost Levary & Forer, independent registered public accountants, as our auditors in 1984 and has reappointed the firm, which is now known as Kost Forer Gabbay & Kasierer and is a member firm of Ernst & Young Global, as our auditors since such time. Kost Forer Gabbay & Kasierer has no relationship with us or any of our affiliates except as auditors. As a result of Kost Forer Gabbay & Kasierer’s knowledge of our operations, our Audit Committee and Board of Directors are convinced that such firm has the necessary personnel, professional qualifications and independence to act as our auditors. Our Board of Directors has again recommended, pursuant to the recommendation of our Audit Committee, that Kost Forer Gabbay & Kasierer be selected as our auditors for the fiscal year ending December 31, 2008 and recommends that the shareholders ratify and approve the selection.

        Shareholders will be asked to ratify the appointment of Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global, as our independent auditors for the year ending December 31, 2008 and to authorize the Audit Committee to fix the remuneration of the auditors in accordance with the volume and nature of their services.

        It is therefore proposed that at the Meeting our shareholders adopt the following resolution:

“RESOLVED, that the appointment of Kost Forer Gabbay & Kasierer, independent registered public accountants, a member firm of Ernst & Young Global, as the independent registered public accountants of the Company to conduct the annual audit of our financial statements for the year ending December 31, 2008, and to authorize the Audit Committee to fix their remuneration is ratified, confirmed and approved.”

        The Board of Directors recommends a vote FOR the foregoing resolution.

Fees Paid to Independent Public Accountants

        The following table sets forth, for each of the years indicated, the fees paid to our principal independent registered public accounting firm, Kost Forer Gabbay & Kasierer. All of such fees were pre-approved by our Audit Committee.

	Year Ended December 31,
Services Rendered	2006	2007

Audit (1)	$359,013	$405,201
Audit-related	-	-
Tax (2)	25,169	125,908
Other (3)	19,393	6,845

Total	$403,575	$537,954

1. Audit fees are for audit services for each of the years shown in the table, including fees associated with the annual audit (including audit of our internal control over financial reporting) and reviews of our quarterly financial results submitted to the Securities and Exchange Commission on Form 6-K, consultations on various accounting issues and audit services provided in connection with other statutory or regulatory filings.

2. Tax fees are for professional services rendered by our auditors for tax compliance, tax planning and tax advice on actual or contemplated transactions, tax consulting associated to international taxation and employee benefits

3. Other fees in 2007 relate to consultation in connection with a tax return for a subsidiary based in Germany.

X. REVIEW OF THE DIRECTORS’ REPORT,
CONSOLIDATED FINANCIAL STATEMENTS AND AUDITOR’S REPORT

        At the Meeting, our Directors’ Report, Consolidated Financial Statements and Auditor’s Report for the year ended December 31, 2007 will be presented. We will hold a discussion with respect to the financial statements at the Meeting. This Item will not involve a vote of the shareholders.

        The foregoing Auditors’ Report and Consolidated Financial Statements may be viewed on our website – www.magal-ssl.com.

        None of the Auditors’ Report, the Consolidated Financial Statements or the contents of our website form part of the proxy solicitation material.

        COPIES OF THE ANNUAL FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007 WILL BE MAILED WITHOUT CHARGE TO ANY SHAREHOLDER ENTITLED TO VOTE AT THE ANNUAL GENERAL MEETING, UPON WRITTEN REQUEST TO: MAGAL SECURITY SYSTEMS LTD., 17 ALTALEF STREET, INDUSTRIAL ZONE, YEHUD 56100, ISRAEL, ATTENTION: LIAN GOLDSTEIN, SECRETARY.

By Order of the Board of Directors JACOB PERRY Chairman of the Board of Directors

Dated: July 15, 2008

ITEM 2

MAGAL SECURITY SYSTEMS LTD.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoint(s) Jacob Perry and Lian Goldstein, or either of them, attorneys or attorney of the undersigned, for and in the name(s) of the undersigned, with power of substitution and revocation in each to vote any and all ordinary shares, par value NIS 1.0 per share, of Magal Security Systems Ltd. (the “Company”), which the undersigned would be entitled to vote as fully as the undersigned could if personally present at the Annual General Meeting of Shareholders of the Company to be held on August 20, 2008 at 10:00 a.m. at the registered office of the Company, 17 Altalef Street, Industrial Zone, Yehud 56100, Israel and at any adjournment or adjournments thereof, and hereby revoking any prior proxies to vote said shares, upon the following items of business more fully described in the notice of and proxy statement for such Annual General Meeting (receipt of which is hereby acknowledged):

THIS PROXY WILL BE VOTED AS SPECIFIED ON THE REVERSE. IN THE ABSENCE OF SUCH SPECIFICATION, THE SHARES REPRESENTED BY THIS PROXY CARD WILL BE VOTED FOR ITEMS 1 THROUGH 9. ON ANY OTHER BUSINESS THAT MAY PROPERLY COME BEFORE THE MEETING, THIS PROXY WILL BE VOTED IN ACCORDANCE WITH THE JUDGMENT OF THE PERSONS NAMED ABOVE AS PROXIES.

(Continued and to be signed on the reverse side)

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

MAGAL SECURITY SYSTEMS LTD.

August 20, 2008

Please sign, date and mail
your proxy card in the
envelope provided as soon
as possible.

 Please detach along perforated line and mail in the envelope provided.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSALS 1 THROUGH 9.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.

☐

1.	To reelect six directors for terms expiring at the 2009 Annual General Meeting.	FOR	AGAINST	ABSTAIN
	JACOB PERRY	☐	☐	☐

	JACOB EVEN-EZRA	☐	☐	☐

	IZHAR DEKEL	☐	☐	☐

	NATHAN KIRSH	☐	☐	☐

	JACOB NUSS	☐	☐	☐

	ZEEV LIVNE	☐	☐	☐

2.	To approve the terms of compensation for certain of the Company’s directors.	☐	☐	☐

3.	To approve the terms of compensation of Mr. Jacob Perry, Chairman of the Company’s Board of Directors.	☐	☐	☐

4.	To approve an extension of the exercise period of the options granted to Mr. Jacob Even-Ezra, a Director and former Chairman of the Board of Directors of the Company.	☐	☐	☐

5.	To approve the grant of a bonus to Mr. Izhar Dekel, the Company’s Chief Executive Officer.	☐	☐	☐

6.

To approve an amendment to the Company’s Articles of Association providing for the grant of the authority to appoint, dismiss and set the terms of employment of its officers (other than its directors and its Chief Executive Officer) to its Chief Executive Officer.

		☐	☐	☐

7.

To approve an amendment to the Company’s Articles of Association in order to conform those provisions with respect to directors’ and officers’ liability insurance and indemnification to the requirements of the Israeli Companies Law.

		☐	☐	☐

8.	To approve an amendment to the Company’s 2003 Israeli Share Option Plan, to extend its term and to increase the number of ordinary shares reserved and authorized for issuance thereunder.	☐	☐	☐

9.

To ratify and approve the reappointment of Kost Forer Gabbay & Kasierer, independent public accountants in Israel, a member firm of Ernst & Young Global, as the Company’s independent registered public accountants for the year ending December31, 2008 and to authorize the Company’s Audit Committee to fix the remuneration of the auditors in accordance with the volume and nature of their services.

		☐	☐	☐

Signature of Shareholder	Date:	Signature of Shareholder	Date:

Note:

Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGAL SECURITY SYSTEMS LTD. (Registrant) By: /s/ Izhar Dekel —————————————— Izhar Dekel Chief Executive Officer

Date: July 17, 2008